Women want to take back control of their own health & wellness

Women want ways to heal, recover and re-energize their bodies without reaching for the medicine cabinet. We created activewear that offers a wearable guide to self-care and have built an online community for customers to learn together. Our year over year growth has been over 170%.



Our Founder & CEO wanted to find a natural alternative for healing.

Our CEO, Susie Peebler, suffered from a serious back injury. Rather than surgery, she used yoga to self-heal. She later discovered that by stretching along energy channels and pressing related acupressure points, she could release pain and improve her flexibility. She used a magic marker to draw the energy channels and points on her yoga pants for visual guidance. This was her inspiration to create Ghost Flower.



Marrying fashion with science and a deeper purpose, combined with a learning community creates a disruption to the activewear business.

Created by experts in eastern medicine, stretch, and movement, we incorporated the body's energy network into the designs. The styles are flattering on all body shapes, as the body's vertical energy channels naturally follow your muscles and curves. We call this "designed by nature". Our team also created a Ghost Flower practice to show how to use the clothes to unblock pain and re-energize the body.



How it works: A wearable guide to self-healing

The seams represent the energy channels and the logos highlight key acupressure points. Roll, massage and stretch along the seams or use them for reference in yoga poses. Press, massage or place a ball on a logo to stimulate key acupressure points.

 Roll

 Press

 Stretch

 Vibrate

Our team has a unique blend of eastern medicine, stretch and movement expertise

Our Chief Scientist, Dr. Daniel Keown, is a doctor in both western and eastern medicine and is a practicing acupuncturist. He has written two best sellers, The Spark in the Machine, and The Uncharted Body. He has helped with the accuracy of the designs along with Bonnie Crotzer, an expert in fascia, stretch and yoga. Kaita Mrazek, an expert in Pilates and movement, and Nell LeBlanc, an acupressure expert rounded out the original core team.



Major Milestones



Launched Ghost Flower with 153 SKUs representing all five Chinese Elements
Mar. 2018
Seed investment of $200k
Nov. 2019
Introduction of the highly successful Onesie
Nov. 2019
YOY online sales increased by 170%; total revenue increased by 425%
May 2020
June 2018
First major wholesale agreement with ecommerce giant Carbon38
Nov. 2019
Second collection released, bringing total SKUs to 256
May 2020
Completed first strategic co-brand with Suzanne Somers, Inc.
June 2020
Suzanne nearly sells out of Ghost Flower inventory during co-brand launch show

Our first collection was a time intensive effort to ensure the patterns were technically accurate. Now, those can be used for all subsequent collections, saving time and money.

Series seed round: Over 98% of the company's funding was provided by founders Bob & Susie Peebler in the form of convertible and promissory notes until the $203,500 series seed round, which was mainly from outside investors. The company's post valuation was $750,000 and allowed us to develop the second collection.

Introduction of the Onesies: Our designers stepped up with unique designs as part of our new collection. We sold out of the Earth Onyx Onesies after just 15 days. Our Wood Pines Onesie has been our top seller and we are nearly sold out. These have been our hottest products to date and have become some of our signature pieces.

Completion of our first major co-brand with Suzanne Somers: Wellness advocate and mega-superstar, Suzanne Somers first introduced Ghost Flower on her shows back in July 2019. In April 2020, we completed our first co-brand, and in June 2020, Suzanne featured the co-brand on her show, which nearly sold out in 24 hours.





"I'm thrilled to present my first co-brand with Ghostflower Activewear! This gorgeous seamless fabric has the most comfortable stretch, perfect for exercise or leisure. The design is inspired by the Earth element in Chinese medicine, with the meridians and pressure points outlined for self-healing."

- Seamless comfort, stretch-knit fabric
- Made in the USA
- Small, stitched diamonds mark acupressure points
- Woven seams trace Earth channels (stomach, spleen)

Key Metrics to Date

1. Entering the new year with a new collection and a recently hired digital marketing firm (Marketing 360), we have seen online yr/yr sales increase by 170%. Including wholesale, our revenues are up 425%.

2. Average discounts are down from 30% to less than 10%

3. Returns are only 8% (compared to the industry average of 20%)

4. Our average price per unit is $168, up 25%

5. Total orders are up by 110%.

The Market

Ghost Flower is at the intersection of three of the fastest growing industries in the world: yoga/activewear, health & wellness, and alternative medicine.



Yoga/Activewear
$547 B
By 2024

Health and Wellness
$542 B
4.8% growth rate

Alternative Medicine
$297 B
by 2027

(Source: alliedmarketresearch.com)

Our primary target market is the Gen X age group (35-44) who are the highest wage earners. Our secondary target are the Millennials (23-38). The Gen X group typically spends 50% more than Millennials.

Go Forward Plans

Revenue for 2020 will be from activewear, although we plan to expand beyond activewear to include complementary products such as vibrating rollers, balls and various health and wellness products that support our mission. By 2025, we will be introducing our first flagship Ghost Flower spa and retreat, which will include Ghost Flower retail, practice studios, hyper-oxygenated water therapy, acupressure massage, juice bars, and a plant-based restaurant.



These forward-looking statements represent our current judgment on what the future holds, they are subject to risks and uncertainties that could cause actual results to differ materially.